Exhibit 99.1

September 12, 2016

Catalyst announces resignation of its Senior Vice President and Chief Financial Officer

Richmond, (BC) - Catalyst Paper Corporation (TSX:CYT) today announced that Frank De Costanzo, Senior Vice President and Chief Financial Officer, is leaving the company to pursue a CFO position with another organization.  "While this was a difficult decision for me to make, I am truly proud of the work we have done during my tenure at Catalyst," said Mr. De Costanzo. "My new position will allow me to return to the U.S. and be closer to my family."

"We would like to thank Frank for his contributions to Catalyst in his role as CFO", says Joe Nemeth, President & Chief Executive Officer. "He has built a strong finance and accounting team and we wish him all the best in his future endeavours."

Mr. De Costanzo has agreed to stay with the company until September 30 to effect an orderly transition. Mr. Gerrie Kotze, the company's Corporate Controller has been named as Vice President, Finance to replace Mr. De Costanzo on an interim basis. A search for Mr. De Costanzo's successor will begin shortly.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated one side (C1S), coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information:
Len Posyniak,
Senior Vice-President, Human Resources and Corporate Services
604-247-4013